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Filed Pursuant to Rule 433
Dated December 18, 2006
Registration Statement No. 333-137073
Supplementing Preliminary Prospectus Supplement Dated December 14, 2006 and
Prospectus dated September 1, 2006

12,000,000 Shares
Hospitality Properties Trust
Common Shares of Beneficial Interest

Issuer	Hospitality Properties Trust	Public offering price	$47.51 per share
Security	12,000,000 Common Shares	Proceeds, before expenses, to Hospitality Properties Trust	$545,892,000
Overallotment Option	1,800,000 Common Shares	Date of delivery	December 22, 2006

        The information disclosed in the following line items of the table included under the caption "Summary Financial Data" in the Preliminary Prospectus Supplement dated December 14, 2006 (the "Preliminary Prospectus Supplement") is updated as disclosed below to reflect the above pricing terms. In evaluating the following data, investors should consider the information under the caption "Summary Financial Data" in the Preliminary Prospectus Supplement, including, without limitation, the information referred to under such caption and the footnotes to the table.

	Nine Months Ended September 30, 2006 (in thousands, except per share data) Statement of Income Data
	(Unaudited)
	Pro Forma for this Offering and Recent Developments, excluding the TA Transaction(1)	Pro Forma for this Offering, Recent Developments and the TA Transaction(2)
Interest expense (including amortization of deferred financing costs of $2,017)	$61,438	$129,891
Total expenses	$685,318	$800,755
Net income	$107,291	$119,893
Net income available for common shareholders	$101,549	$114,151
	Calculation of FFO(5)
	(Unaudited)
FFO	$236,057	$289,352
Weighted average common shares outstanding	86,245	86,245
Per common share amounts:
Net income available for common shareholders	$1.18	$1.32
FFO	$2.74	$3.36

        Footnote references in the above table correspond to the footnotes on page S-4 of the Preliminary Prospectus Supplement, except that footnote (1) is restated as follows: "Adjusted as if the sale of 12,000,000 shares at a public offering price of $47.51 per share, our receipt of net proceeds of approximately $545 million after deducting the underwriting discount and other estimated offering expenses and all the events described above in "Recent Developments", excluding the TA transaction, occurred on January 1, 2006.

        The information disclosed in the following line items of the table included under the caption "Capitalization" in the Preliminary Prospectus Supplement is updated as disclosed below to reflect the above pricing terms.

	As of September 30, 2006 (in thousands, except share and per share amounts)
	(Unaudited)
	As Adjusted for this Offering(1)	Pro Forma for this Offering and the TA Transaction (2)
Acquisition facility	—	$1,492,030
Total debt	$1,199,699	$2,691,729
Common shares of beneficial interest, par value $0.01 per share; 86,281,951 as adjusted and pro forma outstanding	$863	$863
Additional paid in capital	$2,703,234	$2,703,234
Total shareholders' equity	$2,442,103	$2,100,333
Total capitalization	$3,641,802	$4,792,062

        Footnote references in the above table correspond to the footnotes on page S-6 of the Preliminary Prospectus Supplement, except that footnote (1) is restated as follows: "Adjusted as if 12,000,000 shares were sold on September 30, 2006 at a public offering price of $47.51 per share, and we received net proceeds of approximately $545 million after deducting the underwriting discount and other estimated offering expenses.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-(866) 500-5408.

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12,000,000 Shares Hospitality Properties Trust Common Shares of Beneficial Interest